UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 30, 2008

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1712-13, Tower 1, Admiralty Centre No.18 Harcourt Road, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Amendments to PIPE Transaction and Disposal of Subsidiary

On December 22, 2008, an Amendment to the Securities Purchase Agreement dated as of September 23, 2008 was made by China Technology Development Group Corporation
(the “Company”) and the Buyers listed on the Schedule of Buyers attached to the
Securities Purchase Agreement (the “Amendment”). Pursuant to the Amendment, the
Company and the Buyers agree to extend the deadline of the Additional Closing
Date set forth in Section 1(d) of the Securities Purchase Agreement from
December 23, 2008 to June 23, 2009, and to revise Section 4 (j) to be read as follows: “Until the date that is two hundred twenty five (225) days from the
Initial Closing Date, if the Company files any shelf-registration statement on
Form F-3, the Buyers shall have the right to purchase an aggregate amount up to
50% of the shares registered under such registration statement.”

A full version of the Securities Purchase Agreement has been filed with SEC as
Exhibit to the report in Form 6-K dated on September 24, 2008.

On December 29, 2008, the Company entered into a sale and purchase agreement to sell its wholly-owned subsidiary Jingle Technology Co, Ltd. (“Jingle”), including BHL Networks Technology Co., Ltd. (Cayman) and Beijing BHL Networks
Technology Co., Ltd. which are owned by Jingle, to an independent party for a cash consideration of HK$200,000. Jingle and its subsidiaries are providing network security solutions and distribution channels in China. The disposal of
Jingle and its subsidiaries will enhance the Company’s focus on the further development in its solar energy business.

The form of the Sale and Purchase Agreement regarding Jingle disposal is filed as an exhibit hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: December 30, 2008	By:	Li Alan
	Name:	Li Alan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Sale and Purchase Agreement Regarding Jingle Disposal